Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477
T: 203.859.9300
F: 203.859.9427

August 22, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:                 Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 12, 2014
File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 25, 2014 to me, Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2014 (the “10-Q”).  The responses contained herein are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 76

1.                                      We note that you provide implementation services associated with recurring technology and services engagements. Please tell us whether the implementation services have standalone value and are considered a separate unit of account.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that the implementation services associated with the Company’s recurring technology and services engagements do not have any standalone value and are not considered a separate unit of account.  This is because the implementation services are not sold separately by the Company and are not performed by other vendors.

2.                                      We note that you offer implementation, strategic consulting and other services in conjunction with the Matrix Solution Suite. Please tell us whether you account for these arrangements as multiple element arrangements. If you do, please tell us how you allocate the considerations to deliverables in these arrangements, and your consideration for disclosing the significant factors, inputs, assumptions and methods used to allocate the considerations. Refer to ASC 605-25-50-2.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that it accounts for these arrangements as multiple element arrangements.  The Company allocates consideration to the deliverables in these arrangements based on the relative selling price method in accordance with ASC 605-25, Multiple—Element Arrangements and the Company’s policies.  The Company determines the selling price for each deliverable using vendor specific objective evidence (‘VSOE”), if it exists, and otherwise third-party evidence of selling price.  When neither of these exists for a deliverable, the Company uses its best estimate of selling price (“BESP”) for the purposes of allocating the arrangement consideration.  The Company determines BESP for a product or service by considering multiple factors including, but not limited to, integration of project offerings, volume and location of telecommunication spend to be managed and discounting practices.  The Company also advises the Staff that in its future Annual Reports on Form 10-K the Company will provide enhanced disclosure regarding the significant factors, inputs, assumptions and methods used to allocate the consideration in accordance with ASC 605-25-50-2 that will include additional disclosure regarding the aforementioned information.

Note 6. (Loss) Income per Share Applicable to Common Stockholders, page 91

3.                                      We note that you did not include a reconciliation of the denominator of the diluted (loss) income per share computation in your footnote disclosure. Please tell us how you considered disclosing a reconciliation of the “weighted-average common shares outstanding” to the “weighted-average common shares used to compute diluted (loss) income per share”. Refer to ASC 260-10-50-1(a) and ASC 260-10-55-52.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that in its Form 10-Q for the Quarterly Period Ended June 30, 2014 filed with the Commission on August 11, 2014, the Company included a reconciliation of the “weighted-average common shares outstanding” to the “weighted-average common shares used to compute diluted (loss) income per share” in the (Loss) Income per Share Applicable to Common Stockholders footnote to the Condensed Consolidated Financial Statements, and will include such disclosure in all future filings disclosing diluted (loss) income per share.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 9.  Stockholders’ Equity

Restricted Stock Units, page 20

4.                                      We note you granted certain restricted stock units that appear to have performance conditions associated with vesting and that compensation costs for these units is recognized on a straight-line basis over the vesting period. Please tell us whether these awards have graded vesting features and your consideration for the guidance in ASC 718-10-35-8 and 718-20-55-26 in accounting for these awards.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that the performance-based restricted stock awards do have graded vesting features.  The Company considered guidance in ASC 718-10-35-8 when it decided to recognize compensation costs for these awards on a straight-line basis over the requisite service periods for the entire awards.  These awards have a vesting period of 2 years, with vesting as follows: 20% to vest on the first anniversary of the date of grant and 20% per quarter after such anniversary until fully vested on the second anniversary of the date of grant.  By recognizing the compensation costs for these awards on a straight-line basis over the requisite service periods for the entire awards, the Company will ensure that the amount of compensation costs recognized at any date will be at least equal to the portion of the awards’ grant-date value that is vested at any point during the two-year vesting period.

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The Company has not prepared an amendment to the 10-K or the 10-Q.  The Company believes that it can address the Staff’s comments with respect to these filings in the responses contained herein and in future filings and the Company respectfully requests that the Staff permit the Company to address the Staff’s comments with its responses contained herein and in future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (203) 859-9366 or facsimile at (203) 859-9427.  Thank you for your assistance.

Very truly yours,

/s/ Gary R. Martino
Gary R. Martino
Chief Financial Officer, Tangoe, Inc.